January 4, 2013

VIA OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Federal Signal Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 3, 2012

Form 8-K Dated September 4, 2012

Filed September 7, 2012

Response dated November 9, 2012

File No. 001-06003

Dear Ms. Cvrkel:

We are in receipt of your comment letter dated November 15, 2012, in response to our letter dated November 9, 2012 (the “First Response Letter”), and which relates to your earlier comment letter dated October 9, 2012 (the “First Comment Letter”), regarding the following filings of Federal Signal Corporation (the “Company”): the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2012, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the Commission on August 3, 2012, and the Current Report on Form 8-K dated September 4, 2012, filed with the Commission on September 7, 2012. We have set forth below in bold the comment in the comment letter followed by our response.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Operations, page 41

Notes to the Financial Statements

Note 10. Stock Based Compensation, page 70

1.	We note from your response to our prior comment 6 that you have provided the significant assumptions used in the Monte Carlo model to value the performance share units granted in 2010 and 2009. We further note your disclosure that performance shares granted in 2011 were valued at the closing price of your stock on the date of grant. Please explain to us why you valued the performance shares granted in 2011 using a different method from those granted in 2010 and 2009. As part of your response, please tell us the nature of any differences in terms and conditions between the performance shares issued in 2010 and 2009 and those issued in 2011.

Securities and Exchange Commission

Ms. Linda Cvrkel

January 4, 2013

Response:

In 2011, the Company modified its long term incentive program with respect to annual performance share grants. Under the modified program, annual performance-based restricted stock units are tied to the achievement of Earnings per Share (“EPS”) from continuing operations in the year of grant, which is a performance condition per ASC 718, Compensation—Stock Compensation (“ASC 718”). If the one-year performance threshold is not achieved, no shares are earned. Annual performance-based restricted stock units awarded under the modified design that are earned will vest in full on the last day of the vesting period and are subject to forfeiture or cancellation if the recipient’s employment is terminated prior to vesting. In accordance with ASC 718-10-55-10, the modified program ties annual performance share grants to Company performance measured by absolute EPS from a continuing operations performance based metric, the closing stock price on the date of grant was used for their valuation. While the modified program is in place, the Company does not intend to change the method of valuation for the performance share units awarded thereunder.

Consistent with the modified program, the performance shares granted in 2011 had a one-year performance period ending December 31, 2011 followed by a two-year service requirement (i.e., if earned, these shares would vest in full on December 31, 2013). However, the EPS threshold for the 2011 award was not met. Accordingly, the 2011 performance shares were forfeited.

Performance-based restricted stock units awarded in 2010 and 2009 prior to the 2011 program modification vest in full on the last day of the three-year performance period. These awards are subject to forfeiture and cancellation if the recipient’s employment is terminated prior to vesting and are tied to the achievement of a pre-determined three-year relative performance metric based upon Total Stockholder Return (“TSR”) relative to a comparator group of companies, which is a market condition per ASC 718.

We believe that the Monte-Carlo model provides the most relevant valuation method for accounting purposes for the 2010 and 2009 performance shares awards as a result of the increased volatility connected with measurements of performance relative to a comparator group and the three-year vesting period, as it includes an assumption for equity returns over time.

With respect to the 2010 grant, Company performance relative to the comparator group will be measured as of December 31, 2012 to determine if the 2010 performance shares have been earned. For the 2009 grant, the Company did not meet the threshold performance level at December 31, 2011 and accordingly, these performance shares were forfeited.

Form 10-Q for the Quarter Ended September 30, 2012

Note 12. Discontinued Operations, page 20

2.	We note your disclosure that in the ninth months ended September 30, 2012 you recognized a loss on disposal of $35.7 million. Please explain to us and revise your disclosure to clarify how the $35.7 million loss was calculated or determined.

Securities and Exchange Commission

Ms. Linda Cvrkel

January 4, 2013

Response:

In accordance with ASC 360-10, net assets held for sale with a carrying value of $121.1 million were written down to fair value less cost to sell or $97.6 million (fair value of $101.0 million and costs to sell of $3.4 million). This write-down resulted in a $23.5 million loss for the six months ended June 30, 2012.

On September 4, 2012, the Company completed the disposition of the assets of the FSTech Group for $110.0 million in cash, subject to working capital adjustments in favor of the buyer of $5.9 million. The Company received $82.1 million in cash at closing and the remaining $22.0 million was placed into escrow as security for indemnification obligations provided by the Company pursuant to the sale agreement including defense and other costs associated with lawsuits. Additionally, in the third quarter, the Company recognized an additional loss related to a change in its estimate of total proceeds to be received from escrowed amounts of $5.0 million, an increase in the carrying value of the FSTech Group through the date of divestiture of $0.8 million and additional costs to sell of approximately $0.5 million. The working capital adjustment, the additional loss related to the change in estimated proceeds to be received from escrowed amounts, the increase in the carrying value of the FSTech Group and the additional costs to sell resulted in an additional loss of $12.2 million from June 30, 2012 and a total loss of $35.7 million on disposal for the nine months ended September 30, 2012.

In its Annual Report on Form 10-K for the year ended December 31, 2012, the Company will expand the disclosure for Discontinued Operations to clarify the calculation of the $35.7 million loss for the nine months ended September 30, 2012.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. Thank you.

Very truly yours, FEDERAL SIGNAL CORPORATION

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: Robert M. LaRose, Esq.